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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D/A
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 12)*

                  Rewards Network Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                  Common Stock, Par Value $0.02 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                  893767103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                  Marc D. Hauser
                  Equity Group Investments, L.L.C.
                  2 North Riverside Plaza, Suite 600
                  Chicago, Illinois 60606
                  312-466-3281
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                  April 28, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 893767103               13D/A                     Page 2 of 8 Pages

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

SZ Investments, L.L.C.   FEIN:  36-4150443
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
WC
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
Delaware
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF                0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                  6,194,926
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                  0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                           6,194,926
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
6,194,926 (1)
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
24.0% (2)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions) 00
--------------------------------------------------------------------------------

(1) Represents the number of shares which are beneficially owned by all members of the group, in the aggregate, including all warrants which are exercisable in the next sixty days, and which are subject to voting arrangements set forth more fully in Items 3 and 4 below. This filing shall not be construed as an admission that such reporting person is the beneficial owner of all of such shares.

(2) Calculated based upon 25,773,919 shares of Common Stock outstanding as of April 4, 2005, as reported in the Issuer's Schedule 14A dated April 15, 2005.

CUSIP No. 893767103               13D/A                     Page 3 of 8 Pages


--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

Samstock, L.L.C.   FEIN:  36-4156890
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
WC
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
Delaware
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF                0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                  4,329,247
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                  0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                           4,329,247
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
6,194,926 (1)
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
24.0% (2)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
OO
--------------------------------------------------------------------------------

(1) Represents the number of shares which are beneficially owned by all members of the group, in the aggregate, including all warrants which are exercisable in the next sixty days, and which are subject to voting arrangements set forth more fully in Items 3 and 4 below. This filing shall not be construed as an admission that such reporting person is the beneficial owner of all of such shares.

(2) Calculated based upon 25,773,919 shares of Common Stock outstanding as of April 4, 2005, as reported in the Issuer's Schedule 14A dated April 15, 2005.

CUSIP No. 893767103               13D/A                     Page 4 of 8 Pages


--------------------------------------------------------------------------------
1. Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

EGI-Fund (00) Investors, L.L.C.   FEIN:  36-4345573
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions) (a) [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4. Source of Funds (See Instructions) WC
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
Delaware
--------------------------------------------------------------------------------
               7. Sole Voting Power NUMBER OF 0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                  1,216,437
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                  0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                           1,216,437
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person 6,194,926 (1)
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11) 24.0% (2)
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions) OO
--------------------------------------------------------------------------------

(1) Represents the number of shares which are beneficially owned by all members of the group, in the aggregate, including all warrants which are exercisable in the next sixty days, and which are subject to voting arrangements set forth more fully in Items 3 and 4 below. This filing shall not be construed as an admission that such reporting person is the beneficial owner of all of such shares.

(2) Calculated based upon 25,773,919 shares of Common Stock outstanding as of April 4, 2005, as reported in the Issuer's Schedule 14A dated April 15, 2005.

CUSIP No. 893767103               13D/A                     Page 5 of 8 Pages


--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

EGI-Fund (05-07) Investors, L.L.C.   FEIN:  20-2062590
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
WC
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
Delaware
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF                0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                  1,460,200
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                  0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                           1,460,200
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
6,194,926 (1)
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
24.0% (2)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
OO
--------------------------------------------------------------------------------

(1) Represents the number of shares which are beneficially owned by all members of the group, in the aggregate, including all warrants which are exercisable in the next sixty days, and which are subject to voting arrangements set forth more fully in Items 3 and 4 below. This filing shall not be construed as an admission that such reporting person is the beneficial owner of all of such shares.

(2) Calculated based upon 25,773,919 shares of Common Stock outstanding as of April 4, 2005, as reported in the Issuer's Schedule 14A dated April 15, 2005.

CUSIP No. 893767103               13D/A                     Page 6 of 8 Pages


--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

Halmostock Limited Partnership   FEIN:  83-0319692
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
WC
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
Wyoming
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF                0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                  0
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                  0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                           493,541
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
6,194,926 (1)
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
24.0% (2)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
OO
--------------------------------------------------------------------------------

(1) Represents the number of shares which are beneficially owned by all members of the group, in the aggregate, including all warrants which are exercisable in the next sixty days, and which are subject to voting arrangements set forth more fully in Items 3 and 4 below. This filing shall not be construed as an admission that such reporting person is the beneficial owner of all of such shares.

(2) Calculated based upon 25,773,919 shares of Common Stock outstanding as of April 4, 2005, as reported in the Issuer's Schedule 14A dated April 15, 2005.

CUSIP No. 893767103               13D/A                     Page 7 of 8 Pages

This Amendment No. 12 to Schedule 13D relates to the common stock, par value $.02 per share ("Common Stock"), of Rewards Network Inc. formerly known as iDine Rewards Network Inc. (the "Issuer"). Items 3, 4, 5, 6 and 7 of the Schedule 13D are hereby amended to read in their entirety as follows:

ITEM 3 is hereby amended to add the following thereto:

On April 28, 2005, the warrant representing the Management Warrant Shares expired without exericse.

On April 28, 2005, EGI 05-07 acquired 1,142,800 shares of Common Stock in open market purchases at an average purchase price of $4.5318 per share, for an aggregate purchase price of $5,178,941.04 (exclusive of brokerage fees and commissions).

ITEM 5(a) and (b) are hereby amended and restated in their entirety as follows:

(a) and (b) To the best knowledge of the Stockholders, there were 25,773,919 shares of Common Stock outstanding as of April 4, 2005, as reported in the Issuer's Schedule 14A dated April 15, 2005. As of April 28, 2005, the aggregate 6,194,926 shares of Common Stock beneficially owned by the Stockholders represent approximately 24.0% of the Common Stock issued and outstanding. Such securities are held as follows:

-Samstock holds 3,796,667 shares of Common Stock.

-EGI-00  holds  405,479  shares of Common  Stock.

-EGI 05-07 holds 1,460,200 shares of Common Stock.

-Halmostock holds 493,541 shares of Common Stock. (As described in Item 3 above and as set forth more fully in this Item 5, Samstock has shared voting power and shared dispositive power in respect of the Halmostock Shares.)

-The Chasens hold 39,039 shares of Common Stock. (As described in Item 3 above and as set forth more fully in this Item 5, Samstock has shared voting power and shared dispositive power in respect of the Chasen Shares.)

Pursuant to the Amended Agreement Among Stockholders, and subject to the limitations of the Investment Agreement, Samstock has the shared power to vote or to direct the vote of the 39,039 Chasen Shares beneficially owned by it. Pursuant to the Stockholders Agreement, and subject to the limitations of the Investment Agreement, Samstock has the shared power to vote or to direct the vote of the 493,541 Halmostock Shares beneficially owned by it.

Each Stockholder has the power to dispose of or to direct the disposition of such Stockholder's shares of Common Stock, subject to the following limitations, which are described more fully in Item 3 above. Pursuant to the "drag along" provisions of the Amended Agreement Among Stockholders, Samstock has the shared power, together with the Chasens, to dispose of or to direct the disposition of the Chasen Shares. Similarly, pursuant to the "drag along" provisions of the Stockholders Agreement, Samstock has the shared power, together with Halmostock, to dispose of or to direct the disposition of the Halmostock Shares.

For purposes of this Statement the Stockholders are being treated as a group which, in the aggregate, beneficially owns all of the shares of Common Stock listed above. This filing shall not be construed as an admission that any reporting person is the beneficial owner of all of such shares of Common Stock.

At the date hereof, neither the Stockholders, nor to the best knowledge of the Stockholders, any of SZI, ZGP, HIW or any of the persons listed in Item 2 hereto owns any shares of Common Stock other than shares of Common Stock beneficially owned by the Stockholders, as described herein, of which one or more of such other persons may be deemed to have beneficial ownership pursuant to Rule 13d-3 of the Exchange Act.


                                    SIGNATURE

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED: April 28, 2005


SZ INVESTMENTS, L.L.C.
SAMSTOCK, L.L.C.
EGI-FUND (00) INVESTORS, L.L.C.
EGI-FUND (05-07) INVESTORS, L.L.C.

Each by: /s/ DONALD J. LIEBENTRITT
-------------------------------------
Name: Donald J. Liebentritt
Title: Vice President


HALMOSTOCK LIMITED PARTNERSHIP
by Halmos Investments-Western, Inc.,
its general partner

By: /s/ *
-------------------------------------
Name: Steven J. Halmos, President

* By: /s/ DONALD J. LIEBENTRITT
-----------------------------------
Donald J. Liebentritt
Attorney-in-fact




The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)